UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52218

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gagnon Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1370 Avenue of the Americas, 26th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marianne D'Alessandro	212-554-5081	marianne@gagnonsec.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP
(Name – if individual, state last, first, and middle name)

733 Third Avenue	New York, New York		10017
(Address)	(City)	(State)	(Zip Code)

9/29/03	274
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marianne D'Alessandro , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Gagnon Securities LLC , as of December 31 , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Marianne D'Alessandro*

Title: Chief Financial Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

GAGNON SECURITIES, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

DECEMBER 31, 2025

(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

GAGNON SECURITIES, LLC

CONTENTS



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gagnon Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gagnon Securities, LLC (the "Company") as of December 31, 2025, and the related statements of operations, changes in members' equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in Schedule I (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

EisnerAmper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
New York, New York
February 28, 2026

GAGNON SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$	5,213,056
Restricted cash		463,292
Deposit with clearing broker		545,331
Receivable from clearing broker		886,995
Furniture, fixtures and leasehold improvements, net		318,088
Operating lease right-of-use asset		3,749,355
Other assets		726,201
	$	11,902,318

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Employee compensation payable and other	$	1,225,029
Accounts payable and accrued expenses		487,944
Operating lease liability		5,628,240
Distributions payable to Members		300,000
Total liabilities		7,641,213
Members' equity		4,261,105
	$	11,902,318

See accompanying notes to financial statements.

GAGNON SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2025

Revenues

Commissions and service fees	$ 11,409,897
Fee income from managed accounts	5,620,710
Interest and dividends	2,839,668
Other income	10,118
	19,880,393

Expenses

Employee compensation and benefits	10,112,182
Clearing and execution fees	2,220,179
Occupancy, office supplies and services	1,141,560
Professional and consulting fees	843,558
Information technology costs	696,957
Contingent earnout fees	692,106
Travel and entertainment	685,241
Communications	528,152
Research and transaction costs	291,783
Interest	155,503
Other expenses	359,097
	17,726,318

Income before taxes	2,154,075
Income taxes	90,000
Net income	$ 2,064,075

See accompanying notes to financial statements.

GAGNON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2025

	Members' Equity
Members' equity, beginning of year	$ 3,832,159
Net income	2,064,075
Members' distributions, net of refunds (Note 9)	(1,635,129)
Members' equity, end of year	$ 4,261,105

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

See accompanying notes to financial statements.

GAGNON SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2025

Cash flows from operating activities		
Net income	$	2,064,075
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		94,923
Operating lease right-of-use asset		455,845
Changes in operating assets and liabilities:		
Deposit with clearing broker		(20,715)
Receivable from clearing broker		84,846
Other assets		19,015
Employee compensation payable and other		(42,132)
Accounts payable and accrued expenses		(314,010)
Operating lease liability		(699,930)
Net cash provided by operating activities		1,641,917
Net cash from investing activity		
Purchases of furniture, fixtures and leasehold improvements		(5,270)
Net cash from financing activity		
Members' distributions, net of refunds (Note 9)		(1,666,535)
Net decrease in cash, cash equivalents and restricted cash		(29,888)
Cash, cash equivalents and restricted cash, beginning of year		5,706,236
Cash, cash equivalents and restricted cash, end of year	$	5,676,348
Supplemental disclosure of cash flow information:		
Cash paid during the year for income taxes	$	100,200
Cash paid during the year for interest	$	155,503
Supplemental disclosure of noncash finance activities:		
Distribution payable to member for partial redemption of member interest	$	300,000
Reconciliation of cash, cash equivalents and restricted cash within the Statement of Financial Condition to the amounts shown in the Statement of Cash Flows above:		
Cash and cash equivalents	$	5,213,056
Restricted cash		463,292
Total cash, cash equivalents and restricted cash	$	5,676,348

See accompanying notes to financial statements.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

1. Nature of business

Gagnon Securities, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on October 21, 1999. The Company provides brokerage and investment services to its clients and clears all customer securities transactions through its clearing broker pursuant to a fully disclosed clearance agreement and is therefore exempt from the requirement of the Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph k(2)(ii).

The Company is a registered broker-dealer and a registered investment advisor with the SEC and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

The Company considers its investments in short-term money market accounts with maturities of 90 days or less from date of purchase to be cash equivalents.

Restricted Cash

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. The Company considers cash on deposit for letter of credit to be restricted cash.

Deposits with and Receivable from Clearing Broker

The Company clears its proprietary and customer transactions through its clearing broker on a fully disclosed basis. At December 31, 2025, the net commission and service fee receivable from the clearing broker was approximately $887,000. At December 31, 2025, the Company has approximately $545,000 in a clearing deposit held at the clearing broker, National Financial Services LLC ("NFS"), which is included in deposit with clearing broker.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission and service fee. Commissions, service fees and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission income amounted to approximately $9,887,000 for the year ended December 31, 2025. Services fees amounted to approximately $1,522,000 for the year ended December 31, 2025 and is included in commissions and service fees on the statement of operations.

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management, usually equal to 2.25% or 3.00% per annum depending on account type. Fee income is calculated and received monthly (0.1875% or 0.2500% per month) based on the average daily value of the assets held in the account. Fee income is recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Interest is recorded on an accrual basis and dividends are recorded on an ex-dividend date basis.

Furniture, Fixtures and Leasehold Improvements

Furniture, fixtures and leasehold improvements is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	5 years	Straight-line
Office and other equipment	5 years	Straight-line
Leasehold improvements	Shorter of lease term or useful life	Straight-line
Artwork		Not depreciated

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes, subject to a new law in 2021 enacted by New York State to allow the Company to pay the members' share of the tax on net income of the Company (See Note 9). The Company has not provided for federal income taxes. The Company, however, is subject to local unincorporated business taxes in New York City (UBT).

GAGNON SECURITIES, LLC

2. Summary of significant accounting policies (continued)

At December 31, 2025, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Fair Value of Financial Instruments

At December 31, 2025, the carrying value of the Company's financial instruments, such as receivable from clearing broker and other assets approximate fair values due to the nature of their short-term maturities.

Credit Losses

The Company measures credit losses on financial instruments in accordance with Accounting Standards Update ("ASU") No. 2016-13 that requires management's measurement of the current expected credit loss ("CECL") to be based on a broader range of reasonable and supportable information for lifetime credit loss estimates including historical experience, current conditions, and reasonable and supportable forecasts. See Note 3 for additional information.

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Receivables and allowance for credit losses

The Company carries its fee receivables (included in other assets) and receivable from clearing broker at cost less an allowance for credit losses. Additionally, the receivables have a short duration generally due within 30 to 90 days and currently there is no historical evidence of market declines that would cause the fair value of the receivable to be less than the cost of the receivable. The Company generally does not require collateral and establishes an allowance based upon factors surrounding the credit risk of clients, including historical experience, current conditions and reasonable and supportable forecasts. The Company considered the current conditions, and there is not a foreseeable expectation of an event of change that would result in the receivables being paid for less than the cost. Accordingly, the Company did not record an allowance for expected credit losses for the year ended 2025. As of December 31, 2025 and 2024 fee receivables from managed accounts totaled approximately $457,000 and $530,000, respectively, which is included in other assets on the statement of financial condition. As of December 31, 2025 and 2024 receivable from clearing broker totaled approximately $887,000 and $972,000, respectively, on the statement of financial condition.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

4. Furniture, fixtures and leasehold improvements

Details of furniture, fixtures and leasehold improvements at December 31, 2025 are as follows:

Furniture and fixtures	$	211,103
Office and other equipment		97,340
Leasehold improvements		460,635
Artwork		15,085
		784,163
Less accumulated depreciation and amortization		(466,075)
	$	318,088

Depreciation and amortization expense for the year ended December 31, 2025 amounted to approximately $95,000.

5. Contingent earnout fees

On May 4, 2018, the Company acquired customer accounts from a third party for which the Company provides investment advisory services. In exchange for the fee income earned on these customer accounts, the Company is subject to Earnout Payments equal to a specified percentage of the quarterly revenue earned from the customer accounts in a decreasing proportion over the next 10 years.

The income earned from these customer accounts of approximately $3,900,000 is included in fee income from managed accounts on the statement of operations for the year ended December 31, 2025. The Earnout Payments of approximately $692,000 are recorded as contingent earnout fees on the statement of operations for the year ended December 31, 2025.

6. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company's net capital was approximately $2,633,000, which was approximately $2,374,000 in excess of its computed minimum net capital requirement of approximately $259,000. The Company's net capital ratio was 1.48 to 1.

Under its Clearing Agreement with NFS, the Company is subject to maintaining net capital in the amount of $1,500,000.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

---

7. Off-balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

8. Related party transactions

The Company provides research and other operational and administrative support services to, and executes securities transactions on behalf of, related investment companies and investment partnerships. Commissions and service fees revenue earned from these related investment companies and investment partnerships for the year ended December 31, 2025 amounted to approximately $862,000.

9. Income taxes

The Company recorded income tax expense of $90,000 for the year ended December 31, 2025 in the accompanying financial statements for New York City UBT. In 2021, New York State enacted the pass-through entity tax under Tax Law Article 24-A (the "Tax Law") effective for tax years beginning on or after January 1, 2021. The Tax Law allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for the year ended December 31, 2025. Taxes paid related to the Tax Law on behalf of it's members amounted to approximately $300,000 and is included as members' distributions on the statement of changes in members' equity for the year ended December 31, 2025. The members also received refunds of approximately $31,000 for prior year overpayments of this tax, which is netted in the members' distributions amount shown in the statement of changes in members' equity for the year ended December 31, 2025.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

There was one client that accounted for 12% of the total commissions and service fees revenue shown on the statement of operations. This account was held by a member of the Company. There were two clients that accounted for 25% of the total fee income from managed accounts shown on the statement of operations. All operations are domestic.

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

10. Concentrations of credit risk (continued)

The Company maintains its cash, cash equivalents, restricted cash, and deposit with clearing broker balances in certain financial institutions and at the clearing broker which, at times, may exceed the Federal Deposit Insurance Corp. ("FDIC") or Securities Investor Protection Corporation ("SIPC") insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

11. Exemption from Rule 15c3-3

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) as all customer transactions are cleared through another broker dealer on a fully disclosed basis.

12. Operating lease right-of-use asset and liability

The Company recognizes and measures its lease in accordance with FASB ASC 842, Leases. The Company is a lessee in a non-cancellable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of contract and when terms of existing contract are changed, the Company recognizes a lease liability and right of use (ROU) asset at commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on its index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses it incremental borrowing rate. The implicit rates of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability less the unamortized balance of lease incentive received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Effective January 1, 2021, the Company amended its lease agreement to relocate to new space within the same building, extending the term of the lease through January 2032 and providing for certain period of rent abatement as well as the reimbursement of up to $1,000,000 of improvements to the space. Tenant improvement reimbursements that are not utilized by the Company can be offset against future rent periods. As of December 31, 2025, no tenant improvements had been incurred. Based upon the factors considered under ASC 842-10-55-20, management determined that the impact of the amendments resulted in the treatment of the amended lease agreement as a new lease.

GAGNON SECURITIES, LLC

12. Operating lease right-of-use asset and liability (continued)

The components of lease expense were as follows:

**Year Ended
December 31, 2025**

Operating Lease[1]	$ 786,430

[1] Included in occupancy expense.

The Company is obligated under a non-cancellable operating lease for office space and storage space expiring through January 2032. The Company maintains a deposit of approximately $463,000 to secure a $400,000 letter of credit for the benefit of the landlord. This amount is included in restricted cash on the statement of financial condition. Future minimum lease payments under non-cancellable leases as of December 31, 2025 are as follows:

Year Ending December 31,

2026	$	1,095,697
2027		1,096,240
2028		1,096,799
2029		1,097,375
2030		1,097,969
Thereafter		1,144,367
Total minimum lease payments	$	6,628,447
Less: Amounts representing interest not yet incurred		(1,000,207)
Present value of operating lease obligation	$	5,628,240

The table below presents additional information related to the Company's office lease as of December 31, 2025:

Discount rate:	5.50 %
Remaining lease term:	6.1 years

GAGNON SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

<u>December 31, 2025</u>

13. Notes receivable from employees

Notes receivable from employees represent loans to employees for the purchase of non-voting member interests in the Company. Such allocation of non-voting interests is determined at the sole discretion of the majority holder of voting member units ("Majority Holder"). The notes are evidenced by a promissory note containing customary terms of payment and bear no interest. The Majority Holder may, at its sole discretion, waive payments on the notes. Upon termination of employment, the member is paid out the difference if their equity interest has increased or the member is asked to pay back the difference if their equity interest has decreased. The notes are collateralized by member units. During the year ended December 31, 2025, payments on the notes were waived and no new notes were issued. At December 31, 2025, notes receivable from employees of approximately $492,000 has been offset against members' equity in the accompanying statement of financial condition. The Company has not provided for any credit losses on these notes, as they are fully collateralized by the members' interests.

14. Member units

At December 31, 2025, approximately 44% of member units represent voting interests and approximately 56% of member units represent non-voting interests.

15. Employee benefit plan

The Company maintains a profit-sharing plan (the "Plan"), pursuant to Section 401(a) of the IRC for substantially all full-time, salaried employees. The Plan is funded entirely by the Company and contributions are made on a discretionary basis. For the year ended, the Company accrued approximately $1,053,000 for profit sharing contributions, which is included in employee compensation payable on the statement of financial condition and employee compensation and benefits in the statement of operations.

16. Segment reporting

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of several classes of services, including agency transactions and investment advisory businesses. The Company has identified its Senior Partners and Chief Financial Officer as the chief operating decisionmakers ("CODM"), who use net income to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital (see Note 6 and Supplemental Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. There was one client that accounted for 12% of the total commissions and service fees revenue shown on the statement of operations. This account was held by a member of the Company. All operations are domestic.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

16. Segment reporting (continued)

Refer to the Statement of Financial Condition and the Statement of Operations for reported segment assets, segment revenue, segment net income, and significant segment expenses.

GAGNON SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO THE SEC UNIFORM NET CAPITAL RULE 15c3-1

December 31, 2025

Net capital, members' equity		$ 4,261,105
Less nonallowable assets		
Restricted cash		463,292
Furniture, fixtures and leasehold improvements, net		318,088
Other assets		726,201
		1,507,581
Net capital before haircuts		2,753,524
Less haircut on money market fund		120,538
Net capital		$ 2,632,986
Aggregate indebtedness		$ 3,891,858
Computed minimum net capital required		
(6.67% of aggregate indebtedness)		$ 259,457
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($2,632,986- $259,457)		$ 2,373,529
Percentage of aggregate indebtedness to net capital	$ 3,891,858	
	$ 2,632,986	
		148%

There are no material differences between the computation of net capital presented above and the computation of the net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2025.



EisnerAmper LLP
11 Grand Central East
733 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Gagnon Securities, LLC

We have reviewed management's statements, included in the accompanying Gagnon Securities, LLC's Exemption Report, in which (1) Gagnon Securities, LLC (the "Company") claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii), and (2) the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2025, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 28, 2026

Gagnon Securities, LLC's Exemption Report

Gagnon Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3: (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3: (k)(2)(ii) throughout the most recent fiscal year ended December 31, 2025 without exception.

Gagnon Securities, LLC

I, Marianne D'Alessandro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Marianne D'Alessandro
____

Title: Chief Financial Officer

February 27, 2026